June 26, 2025

Marilu Brassington
Chief Financial Officer
Ridepair Inc.
2617 Ocean Park Blvd, Suite 1011
Santa Monica, CA 90405

       Re: Ridepair Inc.
           Amendment No. 5 to Offering Statement on Form 1-A
           Filed June 9, 2025
           File No. 024-12555
Dear Marilu Brassington:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Offering Statement on Form 1-A
Dilution, page 20

1. Please revise footnote (4) to your dilution tables at pages 20 and 21 to disclose the number of Series B preferred shares offered and the corresponding conversion amounts included in your calculations. In light of footnote (5), please consider providing additional tables which reflect the issuance of the maximum number of
       Incentive Shares.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 26

2. We note your disclosure that the Ridepair app is currently in beta testing and is expected to be fully operational in the second calendar quarter of 2025. Please revise
 June 26, 2025
Page 2

       to provide updated information regarding the status of the beta testing and operational status of the RidePair app.
Business Plan, page 31

3. We note your disclosure that you believe you will be able to finalize at least one agreement with an advertiser by the middle of 2025. Please revise to provide any updates on any such agreements.
Exhibits
Exhibit 2.5 - CERTIFICATE OF DESIGNATION OF SERIES B 10% CONVERTIBLE
PREFERRED STOCK

4. Although not mentioned in the offering circular, Section 6(d) of the newly filed certificate of designation provides a "beneficial ownership limitation." That provision prevents holders of Series B from converting such securities into shares of
       Common Stock in certain circumstances. Also, it is unclear whether the reference in
       Section 8(a) to "each Holder's initial purchases" would include any Incentive Shares that a Holder received due to the amount of Series B it purchased. Please revise the offering circular to ensure that you describe the material terms of the certificate of designation and to describe any instances in which the Incentive Shares are or would be treated differently from any purchased shares of Series B.
General

5.     You disclose that the company is offering up to 50,000 shares of Series
B 10%
       Convertible Preferred Stock and 5,000 Incentive Shares. Please include the Incentive
       Shares in the total number of shares being offered, such as in the table on the cover page of the offering circular as well as in Part I, Item 4 of Form 1-A.
6. Clarify whether investors must purchase "at least" $100,000 of the Offered Shares, as the first paragraph of the offering circular states, or "more than" $100,000, as you suggest elsewhere in the document.
7. We note your disclosure that you anticipate completing multiple closings to occur on the first day of each month, subject to management's discretion to have additional closings. Explain why you anticipate multiple closings, and how you will effect multiple closings, considering that there is no minimum amount to complete a closing under this offering.
 June 26, 2025
Page 3

        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-
3707 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Dennis Gluck, Esq.